UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: July 31 , 2023 Estimated average burden hours per response ............ 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) IRSA PROPIEDADES COMERCIALES SA	(b) IRS IDENT. NO. 00-0000000	(c) S.E.C. FILE NO. 000-30982		WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE Carlos M Della Paolera 261, BUENOS AIRES, ARGENTINA, C1001ADA (b)			(e) TELEPHONE NO.
			AREA COD 54	NUMBER 11 4344-4600
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD EDUARDO SERGIO ELSZTAIN	RELATIONSHIP TO ISSUER CHAIRMAN	(c) ADDRESS STREET CITY STATE ZIP CODE BOLIVAR 108 1ST FLOOR, BUENOS AIRES, ARGENTINA, C1066AAD

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
American Depositary Shares, each representing 4 common shares	PERSHING LLC One Pershing Plaza, Jersey City, USA		73,748	$ 819,340 (closing price February 16th)	31,503,513	02 17 2021	NASDAQ

INSTRUCTIONS:
3. (a) Title of the class of securities to be sold

1. (a) Name of ssuer
(b) Name and address of each broker through whom the securities are intended to be sold

(b) Issuer’s I.R.S. Identification Number
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(c) Issuer’s S.E.C. file number, if any
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(d) Issuer’s address, including zip code
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(e) Issuer’s telephone number, including area code

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

2.(a) Name of person for whose account the securities are to be sold

(b) Such person’s relationship to the issuer (e.g., officer, director, 10%

stockholder, or member of immediate family of any of the foregoing)

(c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
American Depositary Shares, each representing 4 common shares
11/19/2018
11/20/2018
11/21/2018
11/26/2018
11/27/2018
11/28/2018
11/29/2018
11/30/2018
12/04/2018
06/09/2020
06/11/2020
06/16/2020
06/18/2020
06/22/2020
06/24/2020
07/06/2020
07/09/2020
07/20/2020
07/27/2020
07/31/2020
08/03/2020
10/16/2020
11/03/2020
11/23/2020

Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases

			NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA NA	400 300 985 500 159 500 19 500 1400 1000 1500 1000 1300 1000 500 2000 200 2967 3000 3000 1500 300 519 49199
11/21/2018
11/23/2018
11/26/2018
11/28/2018
11/29/2018
11/30/2018
12/03/2018
12/04/2018
12/06/2018
06/11/2020
06/15/2020
06/18/2020
06/20/2020
06/24/2020
06/26/2020
07/08/2020
07/13/2020
07/22/2020
07/29/2020
08/04/2020
08/05/2020
10/20/2020
11/05/2020
11/25/2020

Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NA	NA	NA	NA	NA

  REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule

10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

February 17, 2021
/s/ Eduardo Sergio Elsztain

DATE OF NOTICE
(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,

IF RELYING ON RULE 10B5-1
 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (08-07)